Dan Sheldon Chief Financial Officer dan.sheldon@broadridge.com	Broadridge Financial Solutions, Inc. 1981 Marcus Avenue, Lake Success, NY 11042 516 472 5466 Direct 516 472 5014 Fax www.broadridge.com

August 2, 2012

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broadridge Financial Solutions, Inc.

Form 10-K for Fiscal Year Ended June 30, 2011

Filed August 12, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 8, 2012

File No. 001-33220

Dear Ms. Thompson:

Set forth below are the responses of Broadridge Financial Solutions, Inc. (“Broadridge” or the “Company”) to the comments raised in your letter dated July 30, 2012 (the “July 2012 Comment Letter”) regarding the Broadridge Form 10-K for the fiscal year ended June 30, 2011 (the “Form 10-K”) and the Broadridge Form 10-Q for the fiscal quarter ended March 31, 2012 (the “Form 10-Q”). For your convenience, we have repeated the comments as set forth in the July 2012 Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K and Form 10-Q.

Form 10-K for Fiscal Year Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Fiscal Year 2011 Compared to Fiscal Year 2010, page 34

1. We note the example provided in your response to prior comment 1 on the “Services Contract for Customer A.” Please tell us how you would recognize revenue related to the $82,500 aggregate flat rate for the processing of the first 50,000 accounts. As part of your response, please tell us if the monthly revenue recognized would differ if you completed the processing of the initial 50,000 accounts in either month 1 of the contract term, month 5 of the contract term, or month 10 of the contract term. We may have further comments based on your response.

RESPONSE:

In our previous letter, dated June 22, 2012, we provided the following example in comment 1 on the “Services Contract for Customer A”:

Customer A provided Broadridge with the estimated volumes of 115,000 accounts per year. The customer’s estimate of the number of accounts based on its historical volumes was applied against the service fees in the contract. The relevant aspects of the contract’s fee structure provided that the customer would be charged an aggregate flat rate of $82,500 for the processing of the first 50,000 accounts, and a fee of $1.65 per account for the processing of each account thereafter. The closed sales amount for the services contract for Customer A was $189,750.

To understand the Company’s revenue recognition for Customer A, we are providing further background information on the services being provided.

Customer A is a broker-dealer whose clients maintain brokerage accounts. Broadridge is providing Customer A with Tax Managed Services for their client’s brokerage accounts, to assist Customer A in its information reporting requirements. Broadridge provides tax information and reporting services throughout the contract period. Such services include monthly data accumulation and aggregation services in order to help Customer A satisfy its regulatory requirements. We commence providing these services to the customer upon the completion of an on-boarding process. The on-boarding process includes the collection and processing of several months of customer’s data, the performance of data integrity testing, and the establishment of the customer and the related customer’s brokerage accounts on our systems.

Under our revenue recognition policy we recognize revenue ratably on a monthly basis, commencing upon the completion of the on-boarding process. Revenue would therefore not differ in months 1, 5, or 10 once the customer has been on-boarded. In our example, if the customer has 50,000 accounts they will be charged $82,500. We would therefore recognize $82,500 divided by the remaining months in the annual service period on a monthly basis commencing upon the completion of the on-boarding process.

2. We note your response to prior comment 3 that you track actual revenue and compare this to your closed sales amounts previously disclosed. Please disclose in future filings that:

•	you track actual revenue achieved during the first year that a sales contract is fully implemented and compare this amount to your previously reported closed sales amount;

•

your current year closed sales amounts are adjusted for any difference between the prior year’s reported closed sales amount and the actual revenue achieved in the first year of the applicable contracts; and

•	your aggregate amount of any adjustments included in the closed sales amounts for each period.

RESPONSE:

In response to Comment 2, we are providing draft disclosure below that includes additional information in our closed sales discussion regarding the fact that we track the actual revenue achieved during the first year that a contract is fully implemented as compared to the amount that was included in the Company’s previously reported closed sales amount, and that we adjust the current year’s closed sales amounts for any difference in these amounts. In addition, we will provide the aggregate amount of any adjustments made in the closed sales amounts in the applicable period. This additional disclosure will appear in our future filings beginning with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012. The underlined language represents additional disclosure that will be added.

ITEM 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues derived from sales are a component of “Net New Business,” which is defined herein as our closed sales less client losses. Closed sales represent anticipated revenues for new client contracts that were signed by Broadridge during the periods referenced. A sale is considered closed when the Company has received the signed client contract. For recurring revenue closed sales, the amount of the closed sale is generally a reasonable estimate of annual revenues based on client volumes or activity, excluding pass-through revenues such as distribution revenues. Event-driven revenue closed sales occur in our Investor Communication Solutions segment. The amount of the event-driven revenue closed sale is generally a reasonable estimate of production revenues based on client volumes or activity, excluding pass-through revenues such as distribution revenues. Broadridge’s determination of the amount of a closed sale is based on the client’s estimate of transaction volumes and activity levels, as our fees are largely based on transaction volume and activity levels. The inherent variability of transaction volumes and activity can result in some variability of amounts reported as closed sales. Larger recurring revenue closed sales can take up to 12 to 24 months to convert to revenues, particularly for the services provided by our Securities Processing Solutions segment. The majority of event-driven revenue closed sales are usually recognized during the year the contract is signed.

The Company tracks actual revenue achieved during the first year that the client contract is fully implemented and compares this to the amount that was included in the Company’s previously reported closed sales amount. The Company adjusts the current year closed sales amount for any difference between the prior year’s reported closed sales amount and the actual revenue achieved in the first year of the applicable contracts. Closed sales were adjusted by $(3.1) million, $0.9 million and $2.4 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Recurring revenue closed sales were adjusted by $(3.1) million, $0.9 million and $1.1 million for the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Please feel free to contact me at 516-472-5466 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Dan Sheldon

Dan Sheldon

Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission

Sondra Snyder

Jason Niethamer

Broadridge Financial Solutions, Inc.

Richard J. Daly, Chief Executive Officer

Adam D. Amsterdam, Vice President, General Counsel and Secretary

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